SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    099469108
                                 (CUSIP NUMBER)


                              JACK L. PFEILSTICKER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               GATEWAY CENTER FOUR
                                    7TH FLOOR
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MARCH 30, 2006
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)


         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].

----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 099469108                                       13D                                                     Page 2
----------------------------------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                                  PRUDENTIAL FINANCIAL, INC.
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [  ]
                                                                                                                   (B) [  ]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:           N/A

---------------- -----------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [  ]
---------------- -----------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                          New Jersey

-------------------------- ------ ------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                            1,620,435
         SHARES
                           ------ ------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                          0
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                       1,620,435
        REPORTING
                           ------ ------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:                     0

---------------- -----------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,620,435

---------------- -----------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [  ]

---------------- -----------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      2.8%

---------------- -----------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                       HC

---------------- -----------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends the Schedule 13D filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with the Commission on July 16, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Prudential Financial, Inc. ("Prudential Financial") with the Commission on April 1, 2003, Amendment No. 2 to Schedule 13D filed by Prudential Financial on July 8, 2003, Amendment No. 3 to Schedule 13D filed by Prudential Financial on July 22, 2003, Amendment No. 4 to Schedule 13D filed by Prudential Financial on August 12, 2003, Amendment No. 5 to Schedule 13D filed by Prudential Financial on August 20, 2003 and Amendment No. 6 to Schedule 13D filed by Prudential Financial on August 18, 2004, and relates to the common stock, par value $0.00001 per share ("Common Stock") of Boots & Coots International Well Control, Inc. (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  Item 5 of the Schedule 13D is supplemented as follows:

                  (a) The responses of Prudential Financial to Rows (11) through
(13) of the cover pages of this Amendment No. 7 are incorporated herein by reference. As of June 16, 2006, Prudential Financial, through its wholly owned subsidiary, Prudential, beneficially owned an aggregate of 1,620,435 shares of Common Stock, representing 2.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the outstanding shares of Common Stock, 58,453,821, is based on the shares outstanding as of May 11, 2006, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

                  Except as disclosed in this Item 5(a), neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

                  (b) The responses of Prudential Financial to (i) Rows (7) through (10) of the cover page of this Amendment No. 7 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) Neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock during the past 60 days except for the following market transactions effected by Prudential as follows:


 Transaction Date              Number of Shares              Price Per Share
 ----------------              ----------------              ---------------

     4/25/06                       2,000                        $2.35
     4/26/06                       3,100                        $2.211
     4/27/06                       1,400                        $2.2221
      5/2/06                      15,000                        $2.2093
      5/3/06                      39,000                        $2.3065
      5/4/06                      20,400                        $2.3073

 Transaction Date              Number of Shares              Price Per Share
 ----------------              ----------------              ---------------

      5/5/06                      14,600                        $2.3042
      5/8/06                      19,100                        $2.3
      5/9/06                      52,100                        $2.3109
      6/2/06                       2,500                        $1.714
      6/5/06                       2,500                        $1.73
      6/6/06                       2,500                        $1.7
      6/7/06                       2,500                        $1.7
      6/8/06                       5,500                        $1.7218
      6/9/06                       7,500                        $1.73
     6/12/06                       8,000                        $1.7469
     6/13/06                       1,000                        $1.7
     6/14/06                       2,500                        $1.664
     6/15/06                       3,500                        $1.6829
     6/16/06                       4,500                        $1.7


                  (d) Not applicable.

                  (e)
The date on which Prudential Financial ceased to be the beneficial owner of more than five percent of the Common Stock was March 30, 2006, based on the Company's disclosure in its Form 10-K for the year ended December 31, 2005 that its number of outstanding shares of Common Stock on March 30, 2006 was 58,269,971.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 19, 2006

                                           PRUDENTIAL FINANCIAL, INC.

                                           By: /s/ Jack L. Pfeilsticker
                                               --------------------------------
                                               Name: Jack L. Pfeilsticker
                                               Title: Vice President